Byline Bancorp, Inc.

180 North LaSalle Street, Suite 300

Chicago, Illinois 60601

February 12, 2019

Via EDGAR

United States Securities and Exchange Commission,
Division of Corporation Finance,
100 F Street, N.E.,
Washington, D.C. 20549,

Attention: Chris Dunham.

Re:                             Byline Bancorp, Inc.
Registration Statement on Form S-4
File No. 333-229179

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Byline Bancorp, Inc. hereby requests that the effective date of its Registration Statement on Form S-4, File No. 333-229179, as amended, be accelerated to 4:00 P.M. Eastern Time on Thursday, February 14, 2019 or as soon thereafter as practicable.

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Please contact Catherine M. Clarkin of Sullivan & Cromwell LLP at (212) 558-4175 or by email at clarkinc@sullcrom.com with any questions you may have.  In addition, please notify Ms. Clarkin when this request for acceleration has been granted.

Very truly yours,

Byline Bancorp, Inc.

By:	/s/ Alberto J. Paracchini
	Name:	Alberto J. Paracchini
	Title:	President and Chief Executive Officer

cc:                                Catherine M. Clarkin

Donald J. Toumey

(Sullivan & Cromwell LLP)